UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2021

Commission File Number: 001-39621

OPTHEA LIMITED

(Translation of registrant’s name into English)

Level 4

650 Chapel Street

South Yarra, Victoria 3141

Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 10, 2021, Opthea Limited lodged a press releases with the Australian Securities Exchange. A copy of this press release is attached to this report on Form 6-K as Exhibit 99.1.

EXHIBITS

Exhibit	Description
99.1	Press Release dated August 10, 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTHEA LIMITED

Date: August 10, 2021	By:	/s/ Megan Baldwin
Megan Baldwin, Ph.D.
Chief Executive Officer and Managing Director